================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2003

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)


                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X    Form 40-F __

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes __ No X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________


         This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statement File No. 333-9050.

================================================================================

                           Magal Security Systems Ltd.



6-K Items

     1. Press Release re Magal Security Systems Ltd. Announces Third Quarter And Nine Months Financial Results dated October 27, 2003.

                                                                          ITEM 1

Press Release                              Source: Magal Security Systems, Ltd.:

Magal Security Systems Ltd. Announces Third Quarter And
Nine Months Financial Results

Monday October 27, 7:03 am ET

- Record Revenues of $15.3 million for the Quarter -

- Net income for the quarter increased year-over-year by 130% -

YAHUD, Israel, Oct. 27 /PRNewswire-FirstCall/-- Magal Security Systems, Ltd. (Nasdaq: MAGS; TASE: MAGS), today announced results for the three and nine-month periods ended September 30, 2003.

Year-over-year revenues for the third quarter of 2003 increased by 62 percent, to $15.3 million, compared to $9.5 million in the third quarter of 2002. Revenues for the third quarter increased by 13 percent, compared to $13.5 million in the second quarter of 2003.

Revenues for the first nine months of 2003 increased year-over-year by 41 percent to $41.7 million, from $29.6 million during the same period a year ago.

Revenues include about $0.5 million of special services provided to one of the Company's major customers, which are not in the line of business of the Company. Magal did not have any mark-up on it, which partially explains the reduction in gross margin to 41.6 percent for the quarter, compared with 44.9 percent for the equivalent quarter in 2002.

Operating expenses for the third quarter increased year-over-year by 39 percent to $5.6 million, from $4.0 million in the third quarter of 2002. As a percentage of revenues, operating expenses for the quarter declined to 36.4 percent, from
42.2 percent for the same period a year ago. Within operating expenses, compared with the third quarter in 2002, G&A expenses as a percentage of revenues decreased to 8.6 percent, from 12.4 percent. Selling and marketing expenses as a percentage of revenues decreased to 19.5 percent, from 20.9 percent. R&D expenses as a percentage of revenues declined to 8.3 percent, from 9.0 percent in the third quarter of 2002.

Operating expenses have increased by $620,000 over the second quarter of 2003, as a result of an increase in R&D expenses and selling & marketing expenses. This was due to the decision to expedite the R&D of two new products the company plans to launch during the first quarter of 2004. The increase in selling & marketing expenses of $542,000 was mainly as a result of an increase of sales during the third quarter and due to the marketing and sales expenses of Dominion Wireless (DW), which was acquired by Magal in July 2003. As of September 30, 2003, DW did not contribute to the revenues. However, management expects DW to start contributing to the company's revenues as of the fourth quarter of 2003.

Operating expenses for the first nine months of 2003 increased year-over-year by 28 percent to $14.9 million, from $11.6 million. As a percentage of revenues, operating expenses for the first nine months declined to 35.7 percent, from 39.1 percent for the same period a year ago. Within operating expenses, for the first nine months of 2003 compared with the same period in 2002, G&A expenses as a percentage of revenues decreased to 9.7, from 11.1 percent. Selling and marketing expenses as a percentage of revenues decreased to 17.7 percent, from
20.4 percent. R&D expenses as a percentage of revenues increased to 8.3 percent, from 7.7 percent.

Operating income for the quarter increased year-over-year by 213 percent to $796,000, from $254,000 for the third quarter of 2002. The operating margin for the quarter increased to 5.2 percent from 2.7 percent in the same quarter a year ago.

Operating income for the first nine months of 2003 increased year-over- year by 71 percent to $3.2 million, from $1.9 million. The operating margin for the nine months of 2003 increased to 7.8 percent, from 6.4 percent in the first nine months of 2002.

Financial expenses for the quarter were $81,000 compared to a financial income of $109,000 for the same quarter a year ago. For the first nine-month period of 2003, financial expenses were $722,000, compared to a financial income of $280,000 over the same period in 2002. The increase in financial expenses was due to foreign exchange losses arriving out of the devaluation of the US Dollar against the Canadian Dollar.

Net income for the quarter increased year-over-year by 130 percent to $503,000 or $0.06 per fully diluted share, from $219,000 or $0.03 per fully diluted share in the third quarter of 2002. Quarter-over-quarter, net income decreased by 40 percent, from $840,000 or $0.11 per fully diluted share, reported for the second quarter of 2003.

Net income for the first nine months of 2003 increased year-over-year by 23 percent to $1.9 million, or $0.23 per fully diluted share, compared with $1.5 million, or $0.19 per fully diluted share at the first nine months of 2002.

Mr. Jacob Even-Ezra, chairman of Magal, said: "We are pleased with the results. The revenues for the first nine months of the year were almost the same as of those achieved for the full year 2002, and the net income for the first nine months was also close to the net income achieved for the full year 2002. This gives us confidence in our belief that full year 2003 results will be better than last year results".

Magal will host a conference call following the release of its third quarter results, today at 11.00 EDT. To participate please dial +1 877 332 1104 from the US, 5 minutes before the start of the call.

About Magal Security Systems, Ltd.:

Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies Video Monitoring Services through Smart Interactive Systems, Inc., a subsidiary established in the U.S. in June 2001. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the U.S., Canada, the U.K., Germany, Mexico, Romania and an office in China.

Revenues for fiscal year 2002 were US$43 million, with net income of US$1.9 million.

Magal trades in the U.S. on the NASDAQ National Market since 1993 and in Israel on the Tel-Aviv Stock Exchange (TASE) since July 2001, in both under the symbol MAGS.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward- looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Report on Form 8-K filed with the Securities and Exchange Commission.

     Contacts:
     Magal Security Systems, Ltd
     Raya Asher, CFO
     Tel: +972-3-539-1444
     Fax: 972-3-536-6245
     E-mail: magalssl@trendline.co.il

     Gal IR International
     Ehud Helft/Kenny Green
     Tel: 1 866 704 6710
     Int'l dial: +972 3 607 4717
     E-mail: ehud.helft@galir.com
     kenny.green@galir.com

                         MAGAL SECURITY SYSTEMS LTD.
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
            (All numbers except EPS expressed in thousands of US$)


                                      Nine Months Ended        Quarter Ended
                                           Sep. 30               Sep. 30
                                      2003        2002       2003       2002

    REVENUES                        41,675      29,604     15,332      9,485

    Cost of revenues                23,563      16,136      8,954      5,226

    Gross Profit                    18,112      13,468      6,378      4,259

    OPERATING EXPENSES:

    Research and development, net    3,470       2,276      1,280        850


    Selling and marketing, net       7,362       6,023      2,987      1,984

    General and administrative       4,046       3,283      1,315      1,171
                                    14,878      11,582      5,582      4,005

    OPERATING INCOME                 3,234       1,886        796        254

    FINANCIAL INCOME (EXPENSES), NET  (722)        280        (81)       109

    INCOME BEFORE TAXES ON INCOME    2,512       2,166        715        363
    TAXES ON INCOME                    637         637        212        144

    NET INCOME                       1,875       1,529        503        219


    BASIC NET EARNINGS PER SHARE      0.24        0.19       0.06       0.03

    SHARES USED IN COMPUTING BASIC
     NET EARNINGS PER SHARE (IN
      THOUSANDS)                     7,929       7,859      7,963      7,870

    DILUTED NET EARNINGS PER SHARE    0.23        0.19       0.06       0.03

    SHARES USED IN COMPUTING DILUTED
     NET EARNINGS  PER SHARE (IN
     THOUSANDS)                      8,012       8,094      8,063      8,075


                                Financial Ratios


                                  Nine months Ended            Quarter Ended
                                         Sep. 30                 Sep. 30
                                        2003      2002         2003     2002

    Gross Margin                      43.5%      45.5%        41.6%     44.9%
    R&D as a % of Revenues             8.3%       7.7%         8.3%      9.0%
    Selling & Marketing as a % of
     Revenues                         17.7%      20.4%        19.5%     20.9%
    G&A as a % of Revenues             9.7%      11.1%         8.6%     12.4%
    Operating Margin                   7.8%       6.4%         5.2%      2.7%
    Net income Margin                  4.5%       5.2%         3.3%      2.3%
    Total Debt to Total
     Capitalization                  *0.34     **0.43        *0.34    **0.43
    Current Ratio                    *1.93     **1.86        *1.93    **1.86

    *   As of September 30, 2003
    **  As of December 31, 2002

                         MAGAL SECURITY SYSTEMS LTD.
                    CONDENSED CONSOLIDATED BALANCE SHEETS
                 (All numbers expressed in thousands of US$)


                                                   Sep. 30, December 31, 2003
                                                     2002
                                                  Unaudited       Audited
    CURRENT ASSETS:
    Cash and cash equivalents                       2,917          2,519
    Short-term bank deposits                        3,189          3,708
    Trade receivables:
      Related parties                                   -             57
      Other                                        11,366          9,076
      Unbilled accounts receivable                  3,508          7,691
    Other accounts receivable                       2,551          2,256
    Inventories                                    12,018          8,251
    Deferred income taxes                             619            602
    Total current assets                           36,168         34,160

    LONG TERM INVESTMENTS ANS TRADE RECEIVABLES:
    Long term trade receivable                        831          1,510
    Long-term bank deposits                         8,904          8,649
    Severance pay fund                              1,860          1,724
    Total long term investments and trade
     receivables                                   11,595         11,883

    PROPERTY AND EQUIPMENT, NET                    10,589          8,989

    OTHER ASSETS, NET                               5,746          4,709

    TOTAL ASSETS                                   64,098         59,741

    CURRENT LIABILITIES:
    Short-term bank credit                          7,618          9,266
    Current maturities of long-term bank loans      1,091          1,091
    Trade payables                                  4,897          4,192
    Other payables and accrued liabilities          5,126          3,784
    Total current liabilities                      18,732         18,333

    LONG-TERM LOANS                                 4,610          4,698

    ACCRUED SEVERANCE PAY, NET                      1,875          1,679

    SHAREHOLDERS' EQUITY:
    Share capital                                   2,674          2,600
    Additional paid-in capital                     23,968         21,791
    Deferred stock compensation                         -             (3)
    Accumulated other comprehensive loss              642         (1,007)
    Retained earnings                              11,597         11,650
    Total shareholders' equity                     38,881         35,031

    TOTAL LIABILITIES & SHAREHOLDERS' EQUITY       64,098         59,741

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                              (Registrant)



                                           By: /s/Jacob Even-Ezra
                                               ------------------
                                               Jacob Even-Ezra
                                               Chairman of the Board and
                                               Chief Executive Officer



Date:  October 27, 2003